June 23, 2004

                Symbol: OTCBB– STNYF

FOR IMMEDIATE RELEASE

STREAM TARGETS NEW ACQUISITIONS

Stream Communications Network Inc. (the “Company”) intends to purchase several cable television networks in Poland.

These acquisitions, once completed, will bring the Company’s subscriber base up to 165,000 cable TV and Internet subscribers combined, with estimated annual revenues up to USD 12 million. The Company’s revenue for the years ended 2002 and 2003 were some USD 3 million (Audited 2002 – 9.075 million zloty, unaudited 2003 – 10,232 million zloty).

In addition to the acquisition program, the Company plans to upgrade existing networks and deploy new video and data transmission services.

ABOUT STREAM COMMUNICATIONS NETWORK INC.

Stream is a broadband cable company and offers CATV and high-speed Internet services in the densely populated markets of Southern Poland (11.5 million inhabitants and 3.2 million TV homes). Stream is one of the principal consolidators of the cable TV sector in that Region and intends to become a leading CATV operator and Internet provider in Southern Poland and beyond. Established in 1995, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol STNYF.

For further information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826,  e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

There is no guarantee that the acquisitions mentioned in this News Release will be completed on the terms acceptable to the Company, or at all. Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network Inc. has little or no control.

Stream Communications Network Inc.

Commerce Place. PO Box 20, 1020 – 400 Burrard Street, Vancouver, B.C. Canada V6C 3A6

Tel: 604 669 2826 Fax: 604 669 2836 toll free 1 800 704 9649 www.streamcn.com www.office@streamcn.com